Mail Stop 3561

February 12, 2010

VIA U.S. MAIL

H.P. Jin, Ph.D.
Chairman, Chief Executive Officer, and President
TNAV Holdings, Inc.
1130 Kifer Road
Sunnyvale, CA 94086

Re: TNAV Holdings, Inc.
Amendment No. 3 to the Registration Statement on Form S-1
Filed February 2, 2010
File No. 333-162771

Dear Mr. Jin:

We have reviewed your response to our letter dated January 21, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

We rely on third party data, page 16

1. Please clarify in this risk factor which companies you are referring when you indicate you obtain map data from companies that are also owned by current competitors.

Bonuses, page 102

2. Refer to the end of the fourth paragraph. Please revise to state as a belief that disclosure of targets would result in competitive harm and you therefore believe they may be omitted.

KPI Table, page 105

3. Please clarify whether the "X" refers to a target applicable to the individual or if a target was met. As such, please clarify which targets are applicable to each individual and which targets were met by that individual.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact J. Nolan McWilliams at (202) 551-3217 or Susan Block at (202) 551-3210 with any questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via facsimile (650) 493-6811
        Julia Reigel, Esq.
        Wilson Sonsini Goodrich & Rosati